BB 2/19


02005115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 14 2002

SEC FILE NUMBER
8-51959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MCM FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1160 Town Center Drive, Suite 350
(No. and Street)

Las Vegas	Nevada	89144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula LaFon (480) 949-1369
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy, Bowler, Taylor & Kern
(Name — *if individual, state last, first, middle name*)

6100 Elton Avenue, Suite 1000	Las Vegas	Nevada	89107
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret E. Maul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Financial Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A


DELPHINE FITZGERALD
Notary Public, State of Nevada
Appointment No. 01673511
My Appt. Expires Nov. 28, 2004

Delphine Fitzgerald
Notary Public

Margaret E Maul
Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PBTK
PERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

Member of
Horwath International

MCM FINANCIAL CORP.

FINANCIAL STATEMENTS AND REGULATORY REPORTS

YEARS ENDED DECEMBER 31, 2001 AND 2000


RECEIVED
FEB 14 2002
453

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

CONTENTS

PBTK
PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

member of
Horwath International

INDEPENDENT AUDITORS' REPORT

Board of Directors
MCM Financial Corp.
Las Vegas, Nevada

We have audited the accompanying balance sheets of MCM Financial Corp. as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is faily stated in all material respects when considered in relation to the financial statements, taken as a whole.

Piercy Bowler Taylor & Kern

January 22, 2002

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

MCM FINANCIAL CORP.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets		
Cash	$ 35,097	$ 87,810
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 3,000	$ 1,500
Stockholder's equity		
Common stock, $50 stated value, 10,000 shares authorized, 1,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Deficit	(67,903)	(13,690)
	32,097	86,310
	$ 35,097	$ 87,810

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue	$ 16,782	$ 140
General and administrative expenses	10,995	13,830
Net income (loss)	$ 5,787	$ (13,690)

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Number of shares issued and out-standing	Common stock stated value	Additional paid-in capital	Deficit	Total
Balance, January 1, 2001	1,000	$ 50,000	$ 50,000	$ (13,690)	$ 86,310
Distributions				(60,000)	(60,000)
Net loss				5,787	5,787
Balance, December 31, 2001	1,000	$ 50,000	$ 50,000	$ (67,903)	$ 32,097
Initial issuance of common stock	1,000	$ 50,000			$ 50,000
Balance, January 1, 2000					
Contributed capital			$ 50,000		50,000
Net loss				$ (13,690)	(13,690)
Balance, December 31, 2000	1,000	$ 50,000	$ 50,000	$ (13,690)	$ 86,310

See notes to financial statements

MCM FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Operating activities		
Net cash provided by (used in) operating activities	$ 7,287	$ (12,190)
Financing activities		
Contributed capital		50,000
Distribution to shareholder	(60,000)	
Net cash provided by (used in) financing activities	(60,000)	50,000
Net increase (decrease) in cash	(52,713)	37,810
Cash, beginning of year	87,810	50,000
Cash, end of year	$ 35,097	$ 87,810

See notes to financial statements.

1. Nature of operations and background information:

Business activities. MCM Financial Corp. (the Company), plans to offer consulting services to clients, ordinarily described as "money management." The Company does not hold funds or securities for customers. The Company operates primarily in southern Nevada; however, its future operations could be affected by adverse changes in economic conditions in the local area or in the United States, in general.

On September 11, 2001, the United States was subjected to extensive terrorist attacks likely to have far-reaching effects on economic activity in the country for an indeterminate period. The near- and long-term impact on the nation's economy and the Company's business cannot be predicted at this time but may be substantial.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts, some of which may require revision in future periods.

Income taxes. The Corporation, with the consent of its sole stockholder, has elected to have its income taxed as an "S corporation" under Section 1372 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the stockholder is taxed on the Corporation's income or loss. Therefore, these statements do not include any provision for corporation income taxes or benefits.

Revenue recognition. Revenues for management fees are recognized when earned based upon commission percentages established by various fund agreements and assets contained in those funds.

Other. In 2000, the Company was considered a development stage enterprise.

3. Net capital requirements:

The Company is subject to the net capital provisions of the Securities and Exchange Act of 1934. The rules adopted by the Securities and Exchange Commission prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, as defined, exceeds 10 to 1, or if its net capital, as defined, falls below a specified level. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital ratio of the Company was 0.09 to 1 and 0.02 to 1 at December 31, 2001 and 2000. The Company's net capital was $32,097 and $86,310 at December 31, 2001 and 2000. Therefore, the Company was in compliance with these requirements.

4. Related party transactions:

The Company's premises are provided by a company affiliated through common ownership at no cost and without accounting recognition to the Company.

5. Supplemental cash flow information:

	2001	2000
Reconciliation of net income (loss) to net cash provided by (used in) operating activities		
Net income (loss)	$ 5,787	$ (13,690)
Increase in accounts payable	1,500	1,500
Net cash provided by (used in) operating activities	$ 7,287	$ (12,190)

SUPPLEMENTAL INFORMATION

MCM FINANCIAL CORP.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Net capital	$ 32,097
Minimum net capital requirement	$ 5,000
Aggregate indebtedness	$ 3,000
Excess net capital @ 1000%	$ 31,797
Ratio of aggregate indebtedness to total net capital	.09 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2001):	
Net capital, per the Company's unaudited focus report	$ 32,097

See notes to financial statements

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement under paragraph (k)(2) of this Rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement since it does not perform clearing services or carry customer accounts. The Company does not routinely receive customer funds or securities.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company does not broker or deal commodity futures or options and is, therefore, exempt from this requirement.

PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

member of
Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MCM Financial Corp.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of MCM Financial Corp. (the Company), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the National Securities Clearing Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Percy Bowler Taylor & Kern

January 22, 2002